Contact

www.linkedin.com/in/markjpenn (LinkedIn)
www.mdc-partners.com/ (Company)
stagwellgroup.com/ (Company)
markpenn.com/ (Personal)

Top Skills

Strategic Communications
Crisis Communications
Media Relations

Mark Penn

CEO. Board Member. Author. Professor. Proud leader of Stagwell Inc.
Washington, District of Columbia, United States

Summary

With a career spanning four decades, Mark Penn is a leader and sought-after expert in public relations, advertising, market research, and polling. He is currently Chairman and CEO of Stagwell Inc., a Nasdaq company, with over 10,000 employees and over $2 billion of annual revenue. Stagwell is the combination of digital-services leader Stagwell Marketing Group and global creative network MDC Partners creating. Today, Stagwell is a top 10 global marketing services firm that brings together the top award-winning creatives in the world with the best in connected technologies to transform marketing.

Prior to founding Stagwell, Penn served in senior executive positions at Microsoft; as Executive Vice President and Chief Strategy Officer, he served on the company's 12-member Senior Leadership Team managing a $2 billion advertising budget and later overall strategy for the world's largest company.

Penn's experience in growing, building, and managing companies is well-documented. As the co-founder and CEO of Penn Schoen Berland -- a market research firm that he built and sold to WPP -- he built up a company from a start-up with two people into a high-tech market-research powerhouse. At WPP, he was also CEO of Burson-Marsteller, one of the world's largest public relations companies with over 70 offices.

For six years, Penn served as White House Pollster to President Bill Clinton and was chief strategist of his 1996 re-election campaign and developed the concept behind "Soccer Moms." Penn later served as chief strategist to Hillary Clinton throughout her Senate campaigns and 2008 presidential bid.

A globally recognized strategist, Penn has advised corporate and political leaders worldwide, advising leaders in Israel, Thailand

and throughout Latin America with a client base that ranged from Menachim Begin to Tony Blair. He has also managed presidential campaigns in Mexico, Venezuela, Colombia, Brazil, Ecuador and Bolivia.

Penn is a well-known thought leader. Dubbed "The Master of the Message" by Time Magazine, Penn is the author of two best-selling marketing insights books, "Microtrends: The Small Forces Driving the Big Disruptions Today" and "Microtrends Squared: Small Forces Driving Today's Big Disruptions."

Mark Penn obtained a bachelor's degree from Harvard College and frequently returns to his alma mater as a visiting lecturer. He also studied at Columbia Law School.

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Experience

Stagwell
7 years 1 month

Chairman and CEO
March 2019 - Present (3 years 7 months)

Managing Partner and President
September 2015 - Present (7 years 1 month)
Washington DC-Baltimore Area

Manage portfolio of companies in digital marketing and other marketing services from advertising to research.

Microsoft
3 years 1 month

EVP and Chief Strategy Officer
February 2014 - August 2015 (1 year 7 months)

Executive Vice President, Advertising and Strategy
August 2013 - February 2014 (7 months)
DC and Redmond

Global advertising, branding, marketing, research, media

CVP,Strategic and Special Projects
August 2012 - August 2013 (1 year 1 month)

Burson-Marsteller
CEO
January 2006 - July 2012 (6 years 7 months)

Penn Schoen Berland
Ceo
1975 - July 2012 (37 years)

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Education

Columbia Law School
 · (1976 - 1979)

Harvard University
Ab, Social studies · (1972 - 1976)

Horace Mann School
high school · (1966 - 1972)